AECOM 555 S. Flower Street Suite 3700 Los Angeles, CA 90071 www.aecom.com	213.593.8000 213.593.8730	tel fax

February 25, 2011

VIA EDGAR

Terrence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

1 Station Place, N.E., Stop 7010

Washington, D.C. 20549

Re:         AECOM Technology Corporation

Form 10-K for the Fiscal Year Ended September 30, 2010

Filed November 22, 2010

File No. 0-52423

Dear Mr. O’Brien:

This letter is in response to the comment letter, dated January 28, 2011, of the Staff of the Division of Corporation Finance (the “Staff”) regarding the above-referenced filing for AECOM Technology Corporation (“AECOM” or the “Company”).  To assist your review, we have retyped the text of the Staff’s comments in italics below.

Form 10-K for the Fiscal Year Ended September 30, 2010

Business, page 1

1.                                    We note your disclosure on page 13 that most government contracts may be modified, curtailed or terminated by the government either at its discretion or upon the default of the contractor. We further note on pages 6 and 13 that for the year ended September 30, 2010, 26% of the company’s revenue was derived through direct contracts with agencies of the U.S. federal government and that 73% was derived from contracts with agencies and departments of national, state and local governments. In future filings, please describe any material portion of the business that may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the government. See Item 101(c)(1)(ix) of Regulation S-K.

Securities and Exchange Commission February 25, 2011 Page 2

RESPONSE

The Company confirms it will include a description of any material portion of the Company’s business that may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the government in future filings.

Geographic Information, page 12

2.                                    In addition to the information required by Item 101(d)(1) of Regulation S-K, please consider including in your future filings, subtotals of revenues and long-lived assets for your operations in Europe, the Middle East, and Asia/Pacific regions, or by countries or groups of countries within those regions. We note that you have included a cross-reference to note 22 of your financial statements in response to Item 101(d)(1), which shows revenue and long-lived assets for the United States and for foreign countries as a group. However, please note that Item 101(d) of Regulation S-K also permits you to provide subtotals of geographic information about groups of countries. We note that management discussed performance and outlook in key markets and countries outside of the United States in its Q4 2010 earnings call. Given that historical and expected growth and trends vary considerably among these markets, investors may find subtotaled information helpful.

RESPONSE

The Company confirms it will consider including subtotals of revenues and long-lived assets for operations in Europe, the Middle East, and Asia/Pacific regions, or by countries or groups of countries within those regions, in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Overview, page 26

3.                                    In future filings, please consider including information in your overview section that discusses the most important matters on which management focuses in evaluating the company’s operating performance and financial condition, and provides context for the discussion of the financial statements. An overview section should provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which management is most focused, as well as the actions they are taking to address these opportunities, challenges and risks. For example, on your Q4 2010 earnings call, we note that management discussed operating priorities for fiscal year 2011, the impact of an uneven global economic recovery on the company’s revenues in various key markets, as well as trends impacting the outlook for further growth in particular countries or regions. We believe that a discussion of this type of information in MD&A would enhance investors’ understanding of the company through the eyes of management.  Please see the Commission’s interpretive guidance regarding MD&A disclosures in Release 33-8350 (Dec. 19, 2003) for more information.

Securities and Exchange Commission February 25, 2011 Page 3

RESPONSE

The Company confirms it will consider including information in the overview section of the Management’s Discussion and Analysis section that discusses the most important matters on which management focuses in evaluating the Company’s operating performance and financial condition in future filings.

4.                                    We note your disclosure of the non-GAAP measure “revenue, net of other direct costs” on page 27. In future filings, please briefly explain why management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. See Item 10(e)(1)(i)(C).

RESPONSE

The Company confirms it will explain why management believes that the presentation of the non-GAAP financial measure “revenue, net of other direct costs” provides useful information to investors regarding the Company’s financial condition and results of operations in future filings.  The Company notes that it included such additional explanation in its Quarterly Report on Form 10-Q for the Quarter Ended December 31, 2010, filed with the Commission on February 9, 2011, as follows:

“Components of Income and Expense

Our management analyzes the results of our operations using several non-GAAP measures.  As discussed in Overview above, a significant portion of our revenue relates to services provided by subcontractors and other non-employees that we categorize as other direct costs.  Those costs are typically paid to service providers upon our receipt of payment from the client.  We segregate other direct costs from revenue resulting in a measurement that we refer to as “revenue, net of other direct costs,” which is a measure of work performed by AECOM employees and, as discussed in Overview above, a large portion of our fees are derived through work performed by AECOM employees rather than other parties.  We have included information on revenue, net of other direct costs, as we believe that it is useful to view our revenue exclusive of costs associated with external service providers, and the related gross margins, as discussed in Results of Operations below.  Because of the importance of maintaining the high quality of work generated by our employees, gross margin is an important metric that management reviews in evaluating the Company’s operating performance.”

Securities and Exchange Commission February 25, 2011 Page 4

5.                                    In future filings, please quantify the impact of each factor that impacts a financial statement line item. For example, it is unclear how significantly your gross profit, as disclosed on page 35, was impacted by your continuing cost efficiency initiatives, the integration of your acquisitions, the lower margins in your MSS segment, and the changes in foreign exchange rates. Please revise your MD&A accordingly in future filings to separately quantify the specific reasons for material fluctuations between all periods presented wherever possible.

RESPONSE

The Company confirms it will quantify the impact of each factor that impacts a financial statement line item in future filings to the extent that such quantification is practicable and material to investors.

Liquidity and Capital Resources, page 45

6.                                    We note your disclosure regarding your credit facilities on pages 47 and 48. In future filings, please provide more information relating to the affirmative and negative financial covenants for each credit facility and the unsecured senior notes. For the unsecured revolving credit facility, please also disclose the negative covenants relating to your net worth and leverage.

RESPONSE

The Company confirms it will provide more information relating to the affirmative and negative financial covenants for each credit facility and the unsecured senior notes in future filings.

Securities and Exchange Commission February 25, 2011 Page 5

Schedule II

7.                                    You disclose on page 45 that your days sales outstanding (DSO) at September 30, 2010, was 89 days compared to 78 days at September 30, 2009. In this regard we note that receivables comprise over 100% of total equity. In future filings please provide a Schedule II for your allowance for doubtful accounts to allow investors to assess the adequacy of the allowance relative to charge-offs. Refer to Rule 5-04 and Rule 12-09 of Regulation S-X for guidance.

RESPONSE

The Company confirms it will provide a Schedule II for the allowance for doubtful accounts in future filings.

Acknowledgment

As requested by the Staff, the Company acknowledges that:

•   The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (212) 973-3045 with any questions or comments you may have regarding this letter.

Very truly yours,

/s/ Nancy J. Laben
Nancy J. Laben
Senior Vice President and General Counsel

cc:                               John M. Dionisio, President and Chief Executive Officer, AECOM Technology Corporation

Michael S. Burke, Executive Vice President, Chief Financial Officer, AECOM Technology Corporation